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[Mobility Electronics, Inc. letterhead]







                                 August 27, 2003

Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N. W.
Washington, D. C.  20549

Re: Mobility Electronics, Inc. Withdrawal of Registration Statement No. 333-72172 on Form S-3 and Registration Statement No. 333-102926 on Form S-3

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the "Act"), Mobility Electronics, Inc. hereby respectfully requests that the Securities and Exchange Commission consent to the withdrawal of Mobility's Registration Statement No. 333-72172 on Form S-3, as amended, and all exhibits thereto, and Registration Statement No. 333-102926 on Form S-3 (together, the "Registration Statements"). The Company makes this request because (i) the Registration Statements each registered for resale stock held by selling stockholders, (ii) the Registration Statements had not been declared effective, and (iii) the Company intended to file an additional registration statement covering the resale of shares held by some of the same, as well as additional, selling stockholders covering different shares. The Company decided the best approach would be to consolidate the registration of all of the resales into one registration statement to eliminate confusion and give investors a clearer picture of what was being resold. No securities were sold pursuant to the Registration Statements.

The Company respectfully requests, in accordance with Rule 457(p) under the Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company's account for future use.

                                                     Sincerely,

                                                     /s/ Joan W. Brubacher
                                                     ---------------------------
                                                         Joan W. Brubacher